Mail Stop 3561


								August 24, 2006

Mr. Richard Roth
President and Chief Executive Officer
SJW Corp.
374 West Santa Clara Street
San Jose, CA  95113

		RE:	SJW Corp.
			Form 10-K for Fiscal Year Ended December 31, 2005 Form 10-Q for Fiscal Quarter Ended June 30, 2006 File No. 1-8966

Dear Mr. Roth:

		We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Contractual Obligations Table, page 37

1. In future filings please include the interest expense expected to be incurred on your debt in the contractual obligations table or in a note to the table. Refer to Item 303 (a) (5) of Regulation S-K and footnote 46 to Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations.
See
Release 33-8350.




Financial Statements and Supplementary Data

Consolidated Statements of Income and Comprehensive Income, page
44

2. Comprehensive income per share information is not required to be presented by SFAS 128 and should be disclosed only in the notes to financial statements when presented. See paragraph 37 of SFAS 128.
Please revise. In addition, in future filings, please disclose the number of stock options, restricted stock awards and other securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share. See paragraph 40c. of SFAS 128.

Controls and Procedures, page 74

3. We note that the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures includes a partial definition of disclosure controls and procedures. When you include a definition of controls and procedures in conclusions of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures it should encompass the entire definition in
Exchange Act Rules 13a-15(e) and 15d-15(e). In future filings, please revise to also state that your disclosure controls and procedures are designed and functioning effectively at the reasonable assurance level to ensure that the information required to be disclosed by you in the reports you file or submit under the Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please also reference the appropriate Exchange
Act Rules containing the definition of controls and procedures.

Exhibit 23. - Consent of Independent Registered Public Accounting
Firm

4. We note that your accountants consented to the incorporation by reference in your registration statements on Forms S-8 of their report dated March 3, 2006. The date of the report included in the filing is February 24, 2006. You should revise to correct this error as appropriate.

Exhibit 31.1 and 31.2 Certifications

5. Please confirm that the inclusion of the titles of your Chief Executive Officer and Chief Financial Officer were not intended to limit the capacity in which such individuals provided the certifications. Please provide this confirmation with respect to the certifications included in your Form 10-Qs for the periods ended March 31, 2006 and June 30, 2006, as well. In future filings please eliminate reference to the CEO and CFO`s titles in the introductory paragraph of the certifications to conform to the format provided in
Item 601(b)(31) of Regulation S-K.


Form 10-Q for the Period Ended June 30, 2006

6. Please address the above comments in your future filings on Form
10-Q, as well.

		As appropriate, please amend your filings and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Sondra Snyder at (202) 551-3332, or in her absence, William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3849 with any other questions.

							Sincerely,



							James A. Allegretto
							Senior Assistant Chief
Accountant

Mr. Richard Roth
SJW Corp.
August 24, 2006
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